UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of February, 2009
(Commission file No. 1-14228)
Cameco Corporation
(Translation of registrant’s name into English)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated February 18, 2009 announcing public equity offering
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009	Cameco Corporation
	By:	/s/ O. Kim Goheen
O. Kim Goheen
Senior Vice-President and Chief Financial Officer

Exhibit 99.1

TSX: CCO NYSE: CCJ	currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Bought Deal Offering of Common Shares
Saskatoon, Saskatchewan, Canada, February 18, 2009 . . . . . . . . . . . . . .
Cameco Corporation (TSX: CCO; NYSE: CCJ) today announced that it has entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets and RBC Capital Markets, who have agreed to purchase 23,188,400 Cameco common shares on a bought deal basis at a price of C$17.25 per share for sale to the public, primarily in Canada and the United States. Cameco has also granted to the underwriters an over-allotment option to purchase, on the same terms, up to a further 3,478,000 common shares. The option is exercisable at any time, in whole or in part, up to 30 days after the closing, which is scheduled to occur on March 5, 2009.
The offering is expected to provide Cameco with gross proceeds of approximately C$400 million (or C$460 million if the over-allotment option is exercised in full). Cameco intends to use the net proceeds of the offering to strengthen its capital position and enhance its financial flexibility to allow it to take advantage of opportunities that may emerge from the current industry environment, and for general corporate purposes.
The common shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada and will be offered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The offering is subject to certain customary terms and conditions, including the approval of the Toronto Stock Exchange. A copy of the prospectus relating to the securities may be obtained in Canada from: BMO Capital Markets, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224) or from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5H 2X4 (tel: 416-842-5349), or in the United States from BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel: 212-885-4039) or from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Centre, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (tel: 212-428-6670). A copy may also be obtained by visiting SEDAR at http://www.sedar.com/ or the SEC’s website at http://www.sec.gov/.

Cautionary Statement Regarding Forward-Looking Information
This news release contains certain forward-looking statements regarding Cameco and the offering referred to herein, including the expected closing date and anticipated use of proceeds. These statements are based upon the assumptions that the offering will be successfully completed on the terms described above, and that the proceeds of the offering can successfully be used as described above. Actual developments may differ as a result of risks relating to market conditions, global political uncertainties, investor demand and the timing of the offering. Cameco disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie (306) 956-6639

Media inquiries:	Lyle Krahn (306) 956-6316